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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               DATE: JULY 11, 2001



                                     UBS AG
                               (Registrant's Name)


                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                        Form 20-F  /x/           Form 40-F  / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes / /                 No /x/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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MEDIA RELEASE



FOR IMMEDIATE RELEASE

UBS POSTPONES PLANS TO SPIN-OFF PRIVATE EQUITY ARM

Zurich/Basel, July 11, 2001 -- UBS announced today that it is postponing its plans to move UBS Capital, its private equity business, to an affiliated status. Challenging short-term conditions for the private equity market make it an inopportune time for the brand-building and fund raising exercises connected with the launch of a new autonomous management company.

UBS is committed to providing best-in-class private equity investment opportunities to its private clients in an open architecture, supplementing the in-house offering provided by UBS Capital with suppliers from outside UBS.

UBS doesn't rule out increased autonomy as an appropriate future direction for its private equity business, in order to best capitalise on the expansion opportunities offered through third-party fund raising.

However, in the current environment, UBS will give top priority to maximising value creation from its existing portfolio, adjusting down the rate of new investment from its own balance sheet in accordance with the more volatile prevailing conditions.

As a result of these changes, and by mutual consent, Pierre de Weck, CEO of UBS Capital, will leave UBS at the end of July to pursue other interests. UBS thanks him for his contribution to the development of the firm in a variety of roles over many years.

UBS Capital will continue to form part of the UBS Warburg business group, headed by Chairman and CEO, Markus Granziol, under whose leadership an interim management team is being appointed.

UBS Capital has a well-diversified portfolio invested primarily in unlisted companies around the world. The portfolio had a book value of CHF 5.7bn at 31 March 2001, the most recent reporting date, with substantial unrealised gains.


UBS

Contacts:


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Group Media Relations London                +44 20 7567 4714
Group Media Relations Zurich/Basel          +41 61 288 6595



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UBS cautions that this press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning our future business development and economic performance, particularly with respect to the private equity business of UBS Capital. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to,
(1) general market, macroeconomic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments,
(5) changes in the financial position or creditworthiness of our customers, obligors and counterparties, and (6) the risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports with the Securities and Exchange Commission.



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       UBS AG

                                       By:  /s/ Robert Dinerstein
                                           -------------------------------
                                           Name:  Robert Dinerstein
                                           Title  Managing Director

                                       By:  /s/ Robert Mills
                                           -------------------------------
                                           Name:  Robert Mills
                                           Title: Managing Director

Date:  July 11, 2001




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